Exhibit 17.1

December 17, 2019

I have had the pleasure of working with a great R&D staff at CipherLoc for the last seven years. In that time, I also served on the Board of Directors for the final three years. My life’s work in research has been the focus of my research effort during that time.

In late July of this year CipherLoc was the target of an action by certain members of the Board of Directors (BoD) and one of the stockholders, in conjunction with certain “anonymous” individuals, that has replaced most of the management team and packed the BoD with members sympathetic to the new team. In the intervening months I have lost confidence in the management team and Board of Directors. They have been, in my opinion, fiscally irresponsible and have not concentrated on making salable product after removing me from engineering oversight. In addition, the Board has allowed the Interim CEO to create a hostile and toxic work environment that resulted in the removal of all of the qualified engineering personnel from the company. Threats were regularly made against me and members of my family that also worked at CipherLoc by the Interim CEO. I was not the only employee that received threats and was subjected to retaliation for refusing to engage in practices, such as being ordered to create and deliver malware to a partner and potential customers. Such ethical lapses make it impossible for any company to ever trust CipherLoc’s products. Whistleblowers were routinely ignored, and in some cases fired for reporting these incidents.

CipherLoc should be a security centric company. However, there are no longer any security specialists left working for CipherLoc. Further there is now a lack of strategic direction and a total lack of transparency in business operations. The Board of Directors has created an Executive Committee to keep key personnel from both advising the Board on issues and knowing what actions the Board has taken. Corporate governance has now become corporate fiat with dissenting opinions suppressed.

I can no longer do the work of protecting shareholders in this environment. Therefore, I regretfully resign as a member of the CipherLoc Board of Directors, effective immediately.

Albert H. Carlson, PhD.